

April 19, 2012

Ronald J. Pasek
Chief Financial Officer
Altera Corporation
101 Innovation Drive
San Jose, California 95134

> **Re:** **Altera Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 000-16617**

Dear Mr. Pasek:

We have reviewed your response letter dated April 4, 2012 and filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Sales Overview, page 33

1. We note your response to prior comment 1 in our letter dated March 26, 2012. We continue to believe that your discussions of results of operations would be improved by including additional disclosure about the financial information included in the tabular presentations. Please confirm that, to the extent applicable, you will include additional discussion in future filings to allow an investor to understand the underlying reasons for significant fluctuations in sales by product category, vertical market, FPGAs and CPLDs and by geography. As examples only, we note from your Q4 2011 earnings call your discussion of inventory accumulation at end accounts in your wireless business and the

discussion of the decline in military sales. Please refer to SAB Topic 13.B and Item 303(a) of Regulation S-K.

You may contact Kristin Lochhead at (202) 551-3664 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may contact Allicia Lam, at (202) 551-3316, or Tim Buchmiller, at (202) 551-3635, with other questions. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant